FOR IMMEDIATE RELEASE               CONTACT:   Wendy Hall Nantz
(January 4, 2000)                              Halliburton Company
                                               (713) 676-5227
                                               wendy.hall.nantz@halliburton.com

                                               Taryn Rock
                                               Halliburton Company
                                               44 1372 86 6693
                                               taryn.rock@halliburton.com


          BROWN & ROOT ENERGY SERVICES WINS $175 MILLION POWER PROJECT

Fast-Track Project Will Deliver "First Power" July 2000

DALLAS, Texas -- Brown & Root Energy Services (BRES) has been selected by TM Power Ventures L.L.C., a joint venture between TECO Power Services Corporation and Mosbacher Power Partners, to provide engineering, construction and procurement (EPC) services for a 312-megawatt electric generating facility on the Delmarva Peninsula in Accomack County, Virginia. Brown & Root Energy Services is a business unit of Halliburton Company (NYSE: HAL).

         Brown & Root Energy Services will be responsible for managing and executing the engineering, procurement and construction services necessary to install seven General Electric LM6000 combustion turbine generator (CTG) packages and associated infrastructure. Brown & Root Energy Services' responsibilities include the installation of the seven CTG machines, all site work, foundations, tanks, chillers, buildings, roads and balance of plant equipment.

         "We take pride in working with our clients to bring performance breakthroughs to our projects, and we certainly look forward to working with TM Power Ventures to bring breakthroughs to this challenging project," said Larry Farmer, president, Brown & Root Energy Services.


                                     -more-

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POWER\ 2

         The generating facility will be a combustion turbine peaking plant using low-sulfur fuel oil. This fast-track project, named the Commonwealth Chesapeake Project, is scheduled to be brought on-line in two phases. Current targets call for "First Power,"135 megawatts, to be delivered by July 2000, with the remaining capacity to be operational by June 2001.

         "The client selected Brown & Root Energy Services because of our `can-do' attitude and reputation to deliver fast-track projects on time," said Peter Heinze, vice president, Brown & Root Energy Services.

         The plant will be strategically located within the Pennsylvania-Jersey-Maryland-Interconnection power pool system (PJM), the largest centrally dispatched electrical control area in North America, with a capacity of 56,000 megawatts.

         Preliminary construction activities have begun and engineering and detailed planning are currently underway at BRES' offices in Houston.

         Brown & Root Energy Services supplies engineering, construction, operations and maintenance services to the upstream oil & gas and power industry worldwide. Its primary role is the engineering, project management, construction and operation of the facilities that are utilized for the production and transportation of oil and gas.

         Founded in 1919, Halliburton Company is the world's leading diversified energy services, engineering, energy equipment, construction and maintenance companies. Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services. In 1998, Halliburton's consolidated revenues were $17.4 billion and it conducted business with a workforce of approximately 100,000 in more than 120 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.

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